SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2011
Commission File Number: 001-14684
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
The information contained in this report on Form 6-K and any exhibits hereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purpose of being and hereby are incorporated by reference into and as part of the Registration Statement on Form F-10 (File No. 333-170416) filed by the registrant under the Securities Act of 1933, as amended.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shaw Communications Inc.
Date: April 13, 2011	By:	/s/ Steve Wilson
		Name:	Steve Wilson
		Title:	Sr. V.P., Chief Financial Officer

2

NEWS RELEASE
Shaw announces second quarter financial and operating results
Calgary, Alberta (April 13, 2011) — Shaw Communications Inc. announced results for the second quarter ended February 28, 2011. Consolidated revenue for the quarter and year-to-date of $1.20 billion and $2.28 billion, respectively, was up 29% and 24% over the comparable periods last year. Total operating income before amortization1 of $495 million and $968 million, respectively, improved 16% and 8% over the same periods last year.
Free cash flow1 for the three and six month periods was $167 million and $312 million, respectively, compared to $130 million and $295 million for the comparable periods last year. The current quarter increased over the prior period due to the addition of Shaw Media and higher free cash flow from the Cable division. The current six month period included free cash flow from Shaw Media, for the period October 27 to February 28, partially offset by the one-time CRTC Part II fee recovery last year.
Chief Executive Officer Brad Shaw said, “Our industry is transforming and competition in our core business continues. We have taken decisive and immediate steps to streamline our organizational structure. In this changing landscape managing costs and operating efficiently are essential. The recent actions taken, combined with our advanced delivery networks and leading portfolio of Media assets, ongoing innovation and technology enhancements position us for continued long term growth. None of these measures reduce in any way our commitment to an exceptional customer experience.”
Approximately 550 employee positions were eliminated, including 150 at the management level. The restructuring cost estimate is $25 — $30 million and the expected annual savings, including other expense reductions identified to date, is in excess of $50 million.
Mr. Shaw continued “We are also evolving our service offerings in-step with our customers, responding to their desire for more choice, value and freedom to choose. We recently launched the Shaw Plan Personalizer, enabling customers to customize their core entertainment service needs and receive everyday value. We believe this will also have a positive impact on promotional activity and operating margins.
Net income of $167 million or $0.37 per share for the quarter ended February 28, 2011 compared to $139 million or $0.32 per share for the same period last year. Net income for the first six months of the year was $188 million or $0.41 per share compared to $253 million or $0.58 per share last year. All periods included non-operating items which are more fully detailed in Management’s Discussions and Analysis (MD&A).2 The current year-to-date period included a charge of $139 million for the discounted value of the $180 million CRTC benefit obligation related to the acquisition of Shaw Media, as well as business acquisition, integration and restructuring expenses of $61 million. The prior six month period included debt retirement costs and amounts related to financial instruments of $82 million and $46 million, respectively. Excluding the non-operating items, net income for the three and six month periods ended February 28, 2011 would have been $159 million and $318 million respectively, compared to $139 million and $320 million in the same periods last year.

Revenue in the Cable division was up 5% and 6% for the three and six month periods, respectively, to $769 million and $1.53 billion. The improvement was primarily driven by rate increases and growth. Operating income before amortization for the quarter of $364 million was up 3% over the comparable quarter. Excluding the one-time CRTC Part II fee recovery last year, operating income before amortization for the year-to-date period increased 4%.
Revenue in the Satellite division was $204 million and $410 million for the quarter and year-to-date periods, respectively, up 2% over each of the comparable periods. Operating income before amortization for the current three month period of $70 million was consistent with the same period last year. Excluding the one-time Part II fee recovery, operating income before amortization for the year-to-date period of $140 million improved 1% over the same period last year.
Quarterly revenue and operating income before amortization in the Media division was $244 million and $65 million, respectively. Revenue and operating income before amortization for the period from October 27, 2010 to February 28, 2011 was $369 million and $122 million, respectively. For informational purposes, on a comparative basis to last year, Media revenues for each of the three and full six month periods were up approximately 8%, and operating income before amortization, excluding the impact of the one-time Part II fee recovery last year, improved 16% and 18%, respectively.
On December 7, 2010 Shaw closed an offering of $900 million in senior unsecured notes, including $500 million principal amount of 5.50% notes due 2020, as well as an additional $400 million from its reopened offering of 6.75% notes due 2039. The net proceeds were used for repayment of debt incurred under Shaw’s credit facility to complete the acquisition of the broadcasting assets of Canwest and effect the subsequent related debt refinancing.
On February 17, 2011 Shaw closed an offering of $400 million in senior unsecured notes from a further reopened offering of its 6.75% notes due 2039. The net proceeds were used for repayment of debt incurred under Shaw’s credit facility to complete the acquisition of the broadcasting assets of Canwest and effect the subsequent related debt refinancing as well as for working capital and general corporate purposes.
“The competitive environment has moderated revenue growth this year in our core business and presented an increased level of risk to our forecast. The recent initiatives undertaken to drive efficiencies through focused cost containment and reductions currently have us on track to achieve our financial guidance including consolidated fiscal 2011 free cash flow of approximately $600 million. We plan to continue to make adjustments in our business as necessary to meet the changing circumstances.” said Mr. Shaw.

Mr. Shaw continued, “With the rapid development of wireless technology, including long-term evolution (“LTE”) options, and the dynamics within the wireless industry evolving at a swift pace, we are currently evaluating technology and strategic alternatives with respect to our wireless initiatives. We plan to slow our wireless build activities as we carefully consider all options in advance of the launch of a wireless service. We continue to focus heavily on the strength of our core business and intend to make important investments in new technology platforms, digital reclamation and broadband capacity in order to ensure we maintain our technological leadership. We are building Shaw for the future and are closely monitoring the business and regulatory environment. We are flexible and will continue to meet challenges and seize opportunities in this dynamic environment.”
Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
The accompanying Management’s Discussion and Analysis forms part of this news release and the “Caution Concerning Forward Looking Statements” applies to all forward-looking statements made in this news release.
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

1	See definitions and discussion under Key Performance Drivers in MD&A.

2	See reconciliation of Net Income in Consolidated Overview in MD&A

Shaw Communications Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FEBRUARY 28, 2011
April 13, 2011
Certain statements in this report may constitute forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.
The following should also be read in conjunction with Management’s Discussion and Analysis included in the Company’s August 31, 2010 Annual Report including the Consolidated Financial Statements and the Notes thereto and the unaudited interim Consolidated Financial Statements and the Notes thereto of the current quarter.
CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 28, 2011
Selected Financial Highlights

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn except per share amounts)	2011	2010	%	2011	2010	%
Operations:
Revenue	1,196,611	929,142	28.8	2,275,516	1,835,076	24.0
Operating income before amortization (1)	494,524	424,825	16.4	967,878	899,777	7.6
Operating margin (1) (2) (3)	41.3%	45.7%	(4.4)	42.5%	44.9%	(2.4)
Funds flow from operations (4)	382,957	358,206	6.9	647,337	697,158	(7.1)
Net income	167,299	138,712	20.6	187,631	252,941	(25.8)
Per share data:
Earnings per share — basic and diluted	$0.37	$0.32		$0.41	$0.58
Weighted average participating shares outstanding during period (000’s)	434,425	432,960		434,107	432,733

(1)	See definition under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Operating margin is adjusted to exclude the one-time CRTC Part II recovery for the six months ended February 28, 2010. Including the one-time CRTC Part II recovery, the operating margin would be 49.0%.

(3)	Operating margin has declined in the three and six month periods compared to last year mainly due to the inclusion of the new Media segment.

(4)	Funds flow from operations is before changes in non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
Subscriber Highlights

	Total	Three months ended February 28,		Six months ended February 28,
	February 28, 2011	2011	2010	2011	2010
Subscriber statistics:
Basic cable customers	2,313,104	(13,662)	(1,055)	(21,204)	(2,471)
Digital customers	1,748,538	35,403	98,544	97,619	186,803
Internet customers (including pending installs)	1,848,390	10,772	26,735	29,524	62,977
Digital phone lines (including pending installs)	1,178,660	32,512	54,922	82,354	116,383
DTH customers	906,433	2,176	1,071	637	2,168

Shaw Communications Inc.
Additional Highlights
•	Revenue of $1.20 billion and $2.28 billion for the three and six month periods improved 28.8% and 24.0% over the comparable periods last year.
•	Free cash flow[1] for the quarter and year-to-date periods was $166.9 million and $312.0 million, respectively, compared to $129.5 million and $294.9 million for the same periods last year.
•
On December 7, 2010 Shaw closed an offering of $900 million in senior unsecured notes, including $500 million principal amount of 5.50% notes due 2020, as well as an additional $400 million of its reopened offering of 6.75% notes due 2039.

•
On January 13, 2011 the Board of Directors approved a 5% increase in the equivalent annual dividend rate to $0.92 on Shaw’s Class B Non-Voting Participating shares and $0.9175 on Shaw’s Class A Participating shares. This new rate was effective commencing with the monthly dividends paid on March 30, 2011.

•	On February 17, 2011 Shaw closed an offering of $400 million in senior unsecured notes from a further reopened offering of 6.75% notes due 2039.
•	In March 2011 Shaw implemented various cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness.
Consolidated Overview
Consolidated revenue of $1.20 billion and $2.28 billion for the three and six month periods, respectively, improved 28.8% and 24.0% over the same periods last year. The improvement was primarily due to the acquisition of Shaw Media, as well as rate increases and growth in the Cable and Satellite divisions.
Consolidated operating income before amortization for the three and six month periods of $494.5 million and $967.9 million, respectively, increased 16.4% and 7.6% over the same periods last year. Both periods benefitted from the acquisition of Shaw Media as well as core revenue related growth, partially offset by increased employee related, sales and marketing, and programming costs. The current year-to-date period also included the impact of the retroactive support structure rate increases. The prior year-to-date period benefitted from a one-time CRTC Part II fee recovery of $75.3 million.
Net income was $167.3 million and $187.6 million for the three and six months ended February 28, 2011, respectively, compared to $138.7 million and $252.9 million for the same periods last year. Non-operating items affected net income in both periods. The current year-to-date period included a charge of $139.1 million for the discounted value of the $180.0 million CRTC benefit obligation, net of incremental revenues, related to the Media acquisition, as well as business acquisition, integration and restructuring expenses of $60.9 million. The prior year-to-date period included debt retirement costs and amounts related to financial instruments of $81.6 million and $46.1 million, respectively. Outlined below are further details on these and other operating and non-operating components of net income for each period.

Shaw Communications Inc.

	Six months ended	Operating net	Non-	Six months ended	Operating net	Non-
($000’s Cdn)	February 28, 2011	of interest	operating	February 28, 2010	of interest	operating
Operating income	595,905			575,317
Amortization of financing costs — long-term debt	(2,109)			(2,053)
Interest expense — debt	(153,932)			(123,710)

Operating income after interest	439,864	439,864	—	449,554	449,554	—
Debt retirement costs	—	—	—	(81,585)	—	(81,585)
Gain on repurchase of debt	9,981	—	9,981	—	—	—
CRTC benefit obligation	(139,098)	—	(139,098)	—	—	—
Business acquisition, integration and restructuring expenses	(60,882)	—	(60,882)	—	—	—
Loss on derivative instruments	(22,764)	—	(22,764)	(45,296)	—	(45,296)
Accretion of long-term liabilities	(5,813)	—	(5,813)	(853)	—	(853)
Foreign exchange gain on unhedged long-term debt	22,585	—	22,585	—	—	—
Other gains	6,532	—	6,532	9,355	—	9,355

Income (loss) before income taxes	250,405	439,864	(189,459)	331,175	449,554	(118,379)
Current income tax expense (recovery)	111,850	126,200	(14,350)	105,281	117,004	(11,723)
Future income tax expense (recovery)	(35,242)	(4,384)	(30,858)	(27,047)	13,037	(40,084)

Income (loss) before following	173,797	318,048	(144,251)	252,941	319,513	(66,572)
Equity income on investees	13,834	—	13,834	—	—	—

Net income (loss)	187,631	318,048	(130,417)	252,941	319,513	(66,572)

	Three months ended	Operating net	Non-	Three months ended	Operating net	Non-
($000’s Cdn)	February 28, 2011	of interest	operating	February 28, 2010	of interest	operating
Operating income	303,293			259,463
Amortization of financing costs — long-term debt	(1,089)			(952)
Interest expense — debt	(85,237)			(61,646)

Operating income after interest	216,967	216,967	—	196,865	196,865	—
Gain on repayment of debt	9,981	—	9,981	—	—	—
Business acquisition, integration and restructuring expenses	(2,778)	—	(2,778)	—	—	—
Loss on derivative instruments	(21,353)	—	(21,353)	(864)	—	(864)
Accretion of long-term liabilities	(3,880)	—	(3,880)	(640)	—	(640)
Foreign exchange gain on unhedged long-term debt	19,267	—	19,267	—	—	—
Other gains	4,103	—	4,103	638	—	638

Income (loss) before income taxes	222,307	216,967	5,340	195,999	196,865	(866)
Current income tax expense (recovery)	56,508	66,600	(10,092)	10,703	49,998	(39,295)
Future income tax expense (recovery)	(1,291)	(8,450)	7,159	46,584	7,487	39,097

Income (loss) before following	167,090	158,817	8,273	138,712	139,380	(668)
Equity income on investees	209	—	209	—	—	—

Net income (loss)	167,299	158,817	8,482	138,712	139,380	(668)

Shaw Communications Inc.
The changes in net income are outlined in the table below.

	February 28, 2011 net income compared to:
	Three months ended		Six months ended
(000’s Cdn)	November 30, 2010	February 28, 2010	February 28, 2010

Increased operating income before amortization	21,170	69,699	68,101
Increased amortization	(10,558)	(26,006)	(47,569)
Increased interest expense	(16,542)	(23,591)	(30,222)
Change in net other costs and revenue (1)	186,723	6,415	(57,246)
Decreased (increased) income taxes	(33,826)	2,070	1,626

	146,967	28,587	(65,310)

(1)
Net other costs and revenue includes debt retirement costs, the CRTC benefit obligation, business acquisition, integration and restructuring expenses, loss on derivative instruments, accretion of long-term liabilities, foreign exchange gain on unhedged long-term debt, other gains and equity income on investees as detailed in the unaudited interim Consolidated Statements of Income and Retained Earnings.

Basic earnings per share were $0.37 and $0.41 for the quarter and six months, respectively compared to $0.32 and $0.58 in the same periods last year. The improvement in the quarter was primarily due to increased operating income before amortization of $69.7 million partially offset by higher amortization and interest expense of $26.0 million and $23.6 million, respectively. The year-to-date decrease was primarily due to higher net other costs and revenue of $57.2 million and increased amortization and interest of $47.6 million and $30.2 million, respectively, partially offset by improved operating before amortization of $68.1 million. The change in net other costs and revenue was primarily due to amounts related to the CRTC benefit obligation and various acquisition, integration and restructuring costs in the current period partially offset by debt retirement costs and amounts related to financial instruments associated with the early redemption of the three series of US senior notes in the prior year. The prior six month period operating income before amortization included a one-time CRTC Part II fee recovery of $75.3 million which was offset in the current period by amounts related to Shaw Media and growth in the Cable and Satellite divisions.
Net income in the current quarter increased $147.0 million compared to the first quarter of fiscal 2011 mainly due to decreased net other costs and revenue of $186.7 million resulting from the CRTC benefit obligation and various acquisition, integration and restructuring costs relating to the Media acquisition that were incurred in the prior quarter.
Free cash flow for the quarter and year-to-date periods of $166.9 million and $312.0 million, respectively, compared to $129.5 million and $294.9 million in the same periods last year. The improvement in the current quarter was mainly due to increased operating income before amortization related to the acquisition of the Media division as well as growth in the Cable division, partially reduced by higher interest and taxes. The year-to-date improvement was due to the Shaw Media acquisition and growth in the Cable and Satellite divisions, partially reduced by a one time Part II fee recovery last year. The Cable division generated $108.8 million of free cash flow for the quarter compared to $93.9 million in the comparable period. The Satellite division achieved free cash flow of $33.9 million for the three month period compared to $35.6 million last year. The Media division generated $24.2 million of free cash flow for the quarter.

Shaw Communications Inc.
On December 7, 2010 Shaw closed an offering of $900 million in senior unsecured notes, including $500 million principal amount of 5.50% notes due 2020, as well as an additional $400 million from its reopened offering of 6.75% notes due 2039. The net proceeds were used for repayment of debt incurred under Shaw’s credit facility to complete the acquisition of the broadcasting assets of Canwest and effect the subsequent related debt refinancing.
On December 21, 2010 Shaw completed the repurchase of US $51.6 million of the 13.5% Senior Notes due 2015 (the “2015 Notes”). As a result of a change of control triggered due to the acquisition of the Media business, an offer to purchase all of the 2015 Notes outstanding was required (the “Change of Control Offer”). An aggregate of US $51.6 million face amount of the 2015 Notes was tendered to the Change of Control Offer and were purchased for cancellation for an aggregate price of approximately $60.0 million, including accrued interest. The Change of Control Offer expired on December 15, 2010 and no further purchases are required.
On February 17, 2011 Shaw closed an offering of $400 million in senior unsecured notes from a further reopened offering of 6.75% notes due 2039. The net proceeds were used for repayment of debt incurred under Shaw’s credit facility to complete the acquisition of the broadcasting assets of Canwest and effect the subsequent related debt refinancing as well as for working capital and general corporate purposes.
In March 2011 Shaw implemented various cost saving initiatives including staff reductions and a review of overhead expenses to drive efficiencies and enhance competitiveness. Approximately 550 employee positions were eliminated, including 150 at the management level. The restructuring cost estimate for these initiatives is approximately $25 — $30 million and the expected annual savings is in excess of $50 million. The majority of the staff reductions were in the Cable division, representing approximately 5% of the divisions’ employee workforce.
Key Performance Drivers
The Company’s continuous disclosure documents may provide discussion and analysis of non-GAAP financial measures. These financial measures do not have standard definitions prescribed by Canadian GAAP or US GAAP and therefore may not be comparable to similar measures disclosed by other companies. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others, utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-GAAP financial measures have not been presented as an alternative to net income or any other measure of performance required by Canadian or US GAAP.
The following contains a listing of non-GAAP financial measures used by the Company and provides a reconciliation to the nearest GAAP measurement or provides a reference to such reconciliation.
Operating income before amortization and operating margin
Operating income before amortization is calculated as revenue less operating, general and administrative expenses and is presented as a sub-total line item in the Company’s unaudited interim Consolidated Statements of Income and Retained Earnings. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

Shaw Communications Inc.
Free cash flow
The Company utilizes this measurement as it measures the Company’s ability to repay debt and return cash to shareholders.
Free cash flow for cable and satellite is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions) and equipment costs (net) and adjusted to exclude stock-based compensation expense.
Commencing in 2011 with respect to the new Media segment, free cash flow will be determined as detailed above and in addition, Shaw will deduct cash amounts associated with funding the new and assumed CRTC benefit obligation related to the acquisition of Shaw Media as well as exclude the non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts.
Free cash flow is calculated as follows:

	Three months ended February 28,		Six months ended February 28,
($000’s Cdn)	2011	2010 (2)	2011	2010 (2)
Cable free cash flow (1)	108,839	93,914	186,753	214,924
Combined satellite free cash flow (1)	33,940	35,606	61,032	80,024
Media free cash flow (1)	24,164	—	64,179	—

Free cash flow	166,943	129,520	311,964	294,948

(1)	Reconciliations of free cash flow for cable, satellite and media are provided under “Cable — Financial Highlights”, “Satellite — Financial Highlights” and “Media — Financial Highlights”.

(2)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, Cable free cash flow has decreased and Combined satellite free cash flow has increased by $847 for the three month period and $1,697 for the six month period.

Shaw Communications Inc.
CABLE
FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2011	2010 (3)%		2011	2010 (3)%
Revenue	769,403	733,436	4.9	1,527,234	1,443,183	5.8

Operating income before amortization (1)	363,710	354,473	2.6	711,565	734,725	(3.2)

Capital expenditures and equipment costs (net):
New housing development	20,515	20,711	(0.9)	46,139	42,441	8.7
Success based	42,706	58,152	(26.6)	105,681	108,502	(2.6)
Upgrades and enhancement	62,550	62,815	(0.4)	124,083	124,984	(0.7)
Replacement	11,016	13,732	(19.8)	22,755	26,310	(13.5)
Buildings/other	19,831	14,348	38.2	35,340	27,606	28.0

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	156,618	169,758	(7.7)	333,998	329,843	1.3

Free cash flow before the following	207,092	184,715	12.1	377,567	404,882	(6.7)
Less:
Interest expense	(57,900)	(54,752)	5.7	(108,847)	(109,918)	(1.0)
Cash taxes	(43,625)	(39,999)	9.1	(89,000)	(88,004)	1.1

Other adjustments:
Non-cash stock based compensation	3,272	3,950	(17.2)	7,033	7,964	(11.7)

Free cash flow (1)	108,839	93,914	15.9	186,753	214,924	(13.1)

Operating margin (2)	47.3%	48.3%	(1.0)	46.6%	47.5%	(0.9)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Operating margin is adjusted to exclude the one-time CRTC Part II fee recovery in the six months ended February 28, 2010. Including the one-time CRTC Part II recovery, operating margin would be 50.9%.

(3)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, for the three month period revenue has increased by $1,185 and operating income before amortization and free cash flow have decreased by $847, for the six month period revenue has increased by $2,422 and operating income before amortization and free cash flow have decreased by $1,697.

Operating Highlights
•	Digital customers increased 35,403 during the quarter to 1,748,538. Shaw’s Digital penetration of Basic is now 75.6%, up from 70.7% and 56.7% at August 31, 2010 and 2009, respectively.
•
Digital Phone lines increased 32,512 during the three month period to 1,178,660 lines and Internet was up 10,772 to total 1,848,390 as at February 28, 2011. During the quarter Basic cable subscribers decreased 13,662.

Cable revenue for the three and six month periods of $769.4 million and $1.53 billion improved 4.9% and 5.8%, respectively over the comparable periods last year. The quarter and year-to-date growth was driven by rate increases and customer growth in Digital Phone and Internet partially offset by higher promotional activity.
Operating income before amortization of $363.7 million for the quarter improved 2.6% over the same period last year. The year-to-date amount of $711.6 million increased 3.7% over last year excluding the prior period one-time CRTC Part II fee recovery of $48.7 million. The revenue related growth in both periods was partially reduced by higher employee amounts, increased programming costs, and higher marketing and sales expenses. Both periods were also impacted by the CRTC decision approving a retroactive rate increase in support structure charges by ILECs with the year-to-date period including the impact of the retroactive increase and the current quarter reflecting the ongoing higher costs.

Shaw Communications Inc.
Revenue increased $11.6 million over the first quarter of fiscal 2011 primarily due to customer growth as well as higher demand for VOD movies and PPV events partially offset by increased promotional activity. Operating income before amortization improved $15.9 million over this same period primarily due to revenue related growth and lower marketing and sales costs partially offset by higher employee costs. The prior quarter also included the retroactive impact of the support structure rate increase.
Total capital investment of $156.6 million for the quarter decreased $13.1 million over the same period last year. Capital investment for the six month period of $334.0 million was $4.2 million higher than the same period last year.
Success based capital declined $15.4 million over the comparable three month period due to lower HDPVR rental activity and decreased spend on Digital Phone modems. Year-to-date success based capital is marginally lower than the same period last year as a result of reduced investment in Digital Phone modems partially offset by lower retail pricing for HDPVRs.
Investment in Upgrades and enhancement and Replacement categories combined decreased by $3.0 million and $4.5 million for the quarter and year-to-date periods, respectively, compared to the same periods last year. Both the current quarter and year-to-date investment included higher spending on fibre expansion and node segmentation offset by lower spending on Digital Phone equipment, bulk stock purchasing, and automotive.
Investment in Buildings and Other was up $5.5 million and $7.7 million for the comparable three and six month periods. The increases are mainly due to higher investment in various facilities projects and costs related to upgrading billing and provisioning systems. The year-to-date spend is partially offset by proceeds on the sale of certain redundant real estate assets in the first quarter of 2011.
Spending in new housing development increased $3.7 million over the comparable six months last year mainly due to higher activity.
As at February 28, 2011 Shaw had 1,848,390 Internet customers which represents a 79.9% penetration of Basic. During the quarter Shaw announced that it would conduct customer consultation sessions on the future of internet allowances and usage billing to obtain feedback to allow the Company to build pricing and packaging options that deliver choice, quality and value to all Shaw customers.
Recently, Shaw announced the launch of the Shaw Plan Personalizer enabling customers to customize their home entertainment service needs and receive everyday value. Customers can start with a core home entertainment and communications package that includes Extreme Internet, Personal TV, hardware options and Personal Home Phone Basic and then customize the plan to how they want it. Shaw is continuing to evolve to meet customers’ needs.

Shaw Communications Inc.
During the quarter Shaw continued to grow its Digital customer base and Digital penetration of Basic at February 28, 2011 was 75.6%, up from 70.7% at August 31, 2010. Shaw now has approximately 835,000 HD capable customers who have access to over 120 HD channels and even greater choice through 1,200 HD titles through Shaw VOD.
Subscriber Statistics

			February 28, 2011
			Three months ended		Six months ended
				Change		Change
	February 28, 2011	August 31, 2010(1)	Growth	%	Growth	%
CABLE:
Basic service:
Actual	2,313,104	2,334,308	(13,662)	(0.6)	(21,204)	(0.9)
Penetration as % of homes passed	60.3%	61.4%
Digital customers	1,748,538	1,650,919	35,403	2.1	97,619	5.9

INTERNET:
Connected and scheduled	1,848,390	1,818,866	10,772	0.6	29,524	1.6
Penetration as % of basic	79.9%	77.9%
Standalone Internet not included in basic cable	216,886	233,426	(8,192)	(3.6)	(16,540)	(7.1)

DIGITAL PHONE:
Number of lines (2)	1,178,660	1,096,306	32,512	2.8	82,354	7.5

(1)	August 31, 2010 figures are restated for comparative purposes as if the acquisition of the Lake Broadcasting cable system in British Columbia had occurred on that date.

(2)	Represents primary and secondary lines on billing plus pending installs.

Shaw Communications Inc.
SATELLITE (DTH and Satellite Services)
FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2011	2010 (5)%		2011	2010 (5)%
Revenue
DTH (Shaw Direct)	184,174	179,602	2.5	369,553	359,366	2.8
Satellite Services	19,789	20,666	(4.2)	40,583	41,613	(2.5)

	203,963	200,268	1.8	410,136	400,979	2.3

Operating income before amortization (1)
DTH (Shaw Direct)	60,055	59,735	0.5	119,128	143,461	(17.0)
Satellite Services	10,160	10,617	(4.3)	20,596	21,591	(4.6)

	70,215	70,352	(0.2)	139,724	165,052	(15.3)
Capital expenditures and equipment costs (net):
Success based (3)	16,622	17,343	(4.2)	40,174	40,383	(0.5)
Buildings and other	713	1,239	(42.5)	1,501	3,323	(54.8)

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	17,335	18,582	(6.7)	41,675	43,706	(4.6)

Free cash flow before the following	52,880	51,770	2.1	98,049	121,346	(19.2)
Less:
Interest expense (2)	(6,562)	(6,562)	—	(12,827)	(13,125)	(2.3)
Cash taxes	(12,775)	(9,999)	27.8	(25,000)	(29,000)	(13.8)

Other adjustments:
Non-cash stock option expense	397	397	—	810	803	0.9

Free cash flow (1)	33,940	35,606	(4.7)	61,032	80,024	(23.7)

Operating Margin (4)	34.4%	35.1%	(0.7)	34.1%	34.5%	(0.4)

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)
Interest is allocated to the Satellite division based on the cost of debt incurred by the Company to repay Satellite debt and to fund accumulated cash deficits of Shaw Satellite Services and Shaw Direct.

(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

(4)
Operating margin is adjusted to exclude the one-time CRTC Part II fee recovery in the six months ended February 28, 2011. Including the one-time CRTC Part II fee recovery, operating margin would be 41.2%.

(5)
The presentation of segmented free cash flow has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, for the three month period revenue has decreased by $3,377 and operating income before amortization and free cash flow have increased by $847, for the six month period revenue has decreased by $6,664 and operating income before amortization and free cash flow have increased by $1,697.

Operating Highlights
•	During the quarter Shaw Direct added 2,176 customers and as at February 28, 2011 DTH customers total 906,433.
•	Free cash flow for the quarter of $33.9 million compares to $35.6 million in the same period last year.
Revenue of $204.0 million and $410.1 million for the three and six month periods, respectively, was up 1.8% and 2.3% over the same periods last year. The improvement was primarily due to rate increases partially reduced by higher promotional activity. Operating income before amortization for the quarter of $70.2 million compared to the same quarter last year. The revenue related growth in the quarter was offset by higher programming costs. For the year-to-date period, excluding the one-time Part II fee recovery of $26.6 million, operating income before amortization improved 0.9%.

Shaw Communications Inc.
Compared to the first quarter, operating income before amortization improved $0.7 million primarily due to customer rate increases.
Total capital investment of $17.3 million for the quarter declined modestly compared to $18.6 million in the same period last year. The year-to-date investment of $41.7 million decreased over the prior year spend of $43.7 million. Buildings and other was lower mainly due to expenditures in the prior year related to call centre expansion.
During the quarter Shaw Direct added the HGTV HD channel in addition to the 13 HD channels added in the first quarter and now offers 79 HD channels to over 430,000 HD capable customers.
Recently, Shaw Direct announced the launch of its new online VOD library accessible anywhere in Canada that allows customers to watch hundreds of movies and TV shows on-the-go on their computer.
Subscriber Statistics

February 28, 2011
			Three months ended		Six months ended
				Change		Change
	February 28, 2011	August 31, 2010	Growth	%	Growth	%

DTH customers (1)	906,433	905,796	2,176	0.2	637	—

(1)	Including seasonal customers who temporarily suspend their service.

Shaw Communications Inc.
MEDIA
FINANCIAL HIGHLIGHTS

	Three months ended	October 27, 2010 to
($000’s Cdn)	February 28, 2011	February 28, 2011

Revenue	243,931	369,328

Operating income before amortization (1)	65,475	122,247

Capital expenditures:
Broadcast and transmission	2,079	3,161
Buildings/other	3,200	4,242

Total as per Note 2 to the unaudited interim Consolidated Financial Statements	5,279	7,403

Free cash flow before the following	60,196	114,844
Less:
Interest expense (2)	(15,337)	(21,821)
Cash taxes	(10,200)	(12,200)

Other adjustments:
Non-cash stock based compensation	243	243
CRTC benefit obligation funding	(4,718)	(7,026)
Non-controlling interests	(6,020)	(9,861)

Free cash flow (1)	24,164	64,179

Operating margin	26.8%	33.1%

(1)	See definitions and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Interest includes an allocation to the Media division based on the cost of debt incurred by the Company to repay Media debt.
Operating Highlights
Revenue in the Media division for the second quarter was $243.9 million and operating income before amortization was $65.5 million. Advertising revenue in the quarter was driven by strength in the Automotive, Retail and Entertainment Equipment sectors. For informational purposes, on a comparative basis to Q2 last year, Media revenues for the three months were up approximately 8% and operating income before amortization improved 16%. The current period saw strong advertiser demand for inventory as ad dollars displaced by last year’s Olympics returned. The 53rd Annual Grammy Awards were also a success with ad revenues up approximately 50% over last year.
During the quarter Shaw Media experienced continued success with the innovative Global iPad application which has consistently ranked in the top 5 in the Free Entertainment Category, offering viewers an exciting way to access the network’s library of premium content.
Capital investment in the quarter continued on various projects including the Digital TV transition, which is on track for the analog to digital upgrade in the CTRC mandated markets by August 31, 2011, as well as upgrades of aging production equipment and certain new infrastructure to allow migration off platforms previously shared with the former Canwest Publishing division. The integration of various back-office infrastructure is also underway and is expected to be fully transitioned over the next 6 months.

Shaw Communications Inc.
During the quarter management continued to work through the alignment of Shaw Media with the broader Shaw organization. The organizational alignment is now substantially complete and the Shaw Media team has emerged re-focused and energized.
WIRELESS
FINANCIAL HIGHLIGHTS

	February 28, 2011
($000’s Cdn)	Three months ended	Six months ended
Operating expenditures	4,876	5,658
Interest expense (1)	5,114	9,787
Capital expenditures (as per Note 2 to the unaudited interim Consolidated Financial Statements)	32,109	55,450

Total expenditures on Wireless infrastructure build	42,099	70,895

(1)	Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.
•	During the quarter the Company continued its Wireless infrastructure build and invested $42.1 million on this strategic initiative.
During the six month period Shaw continued equipment purchasing, site acquisition and physical construction of cell sites.
OTHER INCOME AND EXPENSE ITEMS
Amortization

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2011	2010	%	2011	2010	%
Amortization revenue (expense) -
Deferred IRU revenue	3,136	3,136	—	6,273	6,273	—
Deferred equipment revenue	25,715	30,482	(15.6)	53,033	61,743	(14.1)
Deferred equipment costs	(49,892)	(58,140)	(14.2)	(101,998)	(117,649)	(13.3)
Deferred charges	(256)	(256)	—	(512)	(512)	—
Property, plant and equipment	(157,866)	(131,741)	19.8	(306,695)	(256,380)	19.6
Other intangibles	(12,068)	(8,843)	36.5	(22,074)	(17,935)	23.1
Amortization of deferred equipment revenue and deferred equipment costs decreased over the comparative periods due to the sales mix of equipment, changes in customer pricing on certain equipment and the impact of equipment rental programs.
Amortization of property, plant and equipment and other intangibles increased over the comparable periods as the amortization of capital expenditures exceeded the impact of assets that became fully depreciated and the effect of Shaw Media in the current year.

Shaw Communications Inc.
Amortization of financing costs and Interest expense

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2011	2010	%	2011	2010	%
Amortization of financing costs — long-term debt	1,089	952	14.4	2,109	2,053	2.7
Interest expense	85,237	61,646	38.3	153,932	123,710	24.4
Interest expense increased over the comparative periods as a result of the Canwest broadcasting business acquisition. Approximately $1 billion was required to complete the transaction including repayment of the CW Media term loan and breakage of related currency swaps. In addition, US $338.3 million 13.5% senior unsecured notes were assumed as part of the acquisition.
Debt retirement costs
During the first quarter of the prior year, the Company redeemed all of its outstanding US $440 million 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. In connection with the early redemption, the Company incurred costs of $79.5 million and wrote-off the remaining discount and finance costs of $2.1 million. The Company used proceeds from its $1.25 billion senior notes issuance in early October 2009 to fund the cash requirements for the redemptions.
Gain on repurchase of debt
As a result of a change of control triggered on the acquisition of the Media business, an offer to purchase all of the US $338.3 million 13.5% senior unsecured notes at a cash price equal to 101% was required. An aggregate US $51.6 million face amount was tendered under the offer and purchased by the Company for cancellation during the second quarter. As a result, the Company recorded a gain of $10 million in respect of the purchase and cancellation. The gain resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $10.5 million in respect of the US $51.6 million net of the 1% repurchase premium of $0.5 million. The Change of Control Offer expired on December 15, 2010 and no further purchases are required.
CRTC benefit obligation
As part of the CRTC decision approving the Media acquisition, the Company is required to contribute approximately $180 million in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Shaw Media services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The fair value of the obligation on the acquisition date of $139.1 million was determined by discounting future net cash flows using a 5.75% discount rate and has been recorded in the income statement.

Shaw Communications Inc.
Business acquisition, integration and restructuring expenses
The Company incurred costs in respect of the acquisition of the broadcasting businesses of Canwest and organizational restructuring which amounted to $2.8 million and $60.9 million for the three and six months ended February 28, 2011, respectively. Amounts include acquisition related costs to effect the acquisition, such as professional fees paid to lawyers and consultants. The integration and restructuring costs relate to integrating the new businesses and increasing organizational effectiveness for future growth as well as package costs for the former CEO.
Loss on derivative instruments
For derivative instruments where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, the Company records changes in the fair value of derivative instruments in the income statement. In addition, the Media senior unsecured notes have a variable prepayment option which represents an embedded derivative that is accounted for separately at fair value. The total loss recorded in respect of all such derivative instruments was $21.4 million and $22.8 million for the three and six months ended February 28, 2011, respectively, compared to $0.9 million and $45.3 million in the same periods last year. The comparative period also included a loss of $50.1 million which was reclassified from accumulated other comprehensive loss in respect of the cross-currency interest rate exchange agreements that no longer qualified as cash flow hedges when the US senior notes were redeemed in October 2009.
Accretion of long-term liabilities
The Company records accretion expense in respect of the discounting of certain long-term liabilities which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations as well as the liability which arose in 2010 when the Company entered into amended agreements with the counterparties to certain cross-currency agreements to fix the settlement of the principal portion of the swaps in December 2011.
Foreign exchange gain on unhedged long-term debt
In conjunction with the acquisition of the broadcasting businesses of Canwest, the Company assumed a US $389.6 million term loan and US $338.3 million senior unsecured notes. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related cross currency interest rate swaps. During the second quarter, the Company repurchased and cancelled US $51.6 million face amount of the senior secured notes. As a result of fluctuations of the Canadian dollar relative to the US dollar, a foreign exchange gain of $19.3 million and $22.6 million was recorded for the three and six months ended February 28, 2011, respectively.
Other gains
This category generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership (“the Partnership”).

Shaw Communications Inc.
Income taxes
Income taxes were comparable to the same periods last year as the impact of lower net income before income taxes in the current period was offset by an income tax recovery of $17.6 million related to reductions in corporate income tax rates recorded in the first quarter of 2010.
Equity income on investees
During the first quarter, the Company recorded income of $13.4 million in respect of its 49.9% equity interest in CW Media for the period September 1 to October 26, 2010. On October 27, 2010, the Company acquired the remaining equity interest in CW Media as part of its purchase of all the broadcasting assets of Canwest. Results of operations are consolidated effective October 27, 2010. The equity income was comprised of approximately $19.6 million of operating income before amortization partially offset by interest expense of $4.5 million and other net costs of $1.7 million. The remaining equity income on investees is in respect of interests in several specialty channels.
RISKS AND UNCERTAINTIES
The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2010 Annual Report under the Introduction to the Business — Known Events, Trends, Risks and Uncertainties in Management’s Discussion and Analysis. Developments of note since then are as follows:
Access rights — Support Structure Rates
On December 2, 2010 the CRTC issued its decision on rates for third party use of telecommunication carrier support structures and generally approved rate increases, retroactive to July 2009, for the majority of the ILECs that participated.
FINANCIAL POSITION
Total assets at February 28, 2011 were $12.5 billion compared to $10.2 billion at August 31, 2010. Following is a discussion of significant changes in the consolidated balance sheet since August 31, 2010.
Current assets increased by $688.6 million primarily due to increases in cash and cash equivalents of $122.2 million, accounts receivable of $287.0 million, inventories of $36.2 million and prepaids and other of $234.9 million. Cash and cash equivalents increased as the net funds provided by operating and financing activities, including proceeds from the issuance of $1.3 billion of senior notes, exceeded the cash outlay on capital expenditures and the Canwest broadcasting business acquisition. Accounts receivable and prepaids and other increased primarily as a result of the Media acquisition while inventories were higher due to timing of equipment purchases.
The derivative instrument of $8.5 million is in respect of the senior unsecured notes assumed by the Company as part of the Media acquisition. The notes are due in 2015 and have a variable prepayment option at a premium of 106.75 in August 2011 which declines on a straight-line basis to par in 2013.

Shaw Communications Inc.
Investments and other assets decreased by $725.8 million due to the acquisition of remaining equity interest in CW Media which is now consolidated as a 100% owned subsidiary and expensing of acquisition related costs partially offset by investments in several specialty channels purchased in the Media acquisition.
Property, plant and equipment and other intangibles increased by $169.8 million and $87.2 million, respectively as current year capital investment and amounts acquired on the Media acquisition exceeded amortization.
Deferred charges increased by $12.7 million due to higher deferred equipment costs and prepaid maintenance and support contracts.
Broadcast rights and licenses, and goodwill increased $1.4 billion and $671.6 million, respectively, due to the acquisition of the Canwest broadcasting businesses.
Program rights and advances of $96.0 million arose on the acquisition of the Canwest broadcasting businesses.
Current liabilities were up $135.6 million due to increases in accounts payable of $97.1 million, other liability of $160.0 million and derivative instruments of $20.5 million partially offset by a decrease in income taxes payable of $144.5 million. Accounts payable and accrued liabilities increased primarily due to the impact of the Media acquisition partially offset by a reduction in trade and other payables mainly in respect of timing of payment of capital expenditures. Income taxes payable decreased due to funding income tax amounts partially offset by current year tax expense and amounts assumed on the Media acquisition. Derivative instruments increased by $20.5 million due to new US currency forward purchase contracts entered into during the current year as well as reclassifying amounts from non-current liabilities based on settlement dates. The other liability is the obligation in respect of the principal component of the US $300 million amended cross-currency interest rate agreements which has been reclassified from noncurrent liabilities as it settles in December 2011.
Long-term debt increased $1.7 billion primarily as a result of the Canwest broadcasting business acquisition. Approximately $1 billion was required to complete the acquisition, including repayment of the CW Media term loan and breakage of related currency swaps. The acquisition was initially funded by borrowings under the Company’s revolving credit facility, the majority of which was repaid with the net proceeds from the $900 million senior notes offerings in December. As part of the acquisition, the Company assumed CW Media’s US $338.3 million 13.5% senior unsecured notes and subsequently repurchased and cancelled US $51.6 million face amount. In addition, the Company issued $400 million senior notes in February 2011.
Other long-term liabilities increased by $77.1 million mainly due to the non-current portion of CRTC benefit obligations as well as benefit plans as a result of the Media acquisition partially offset by the aforementioned reclassification of the obligation in respect of the principal component of the US $300 million amended cross-currency interest rate agreements.

Shaw Communications Inc.
Derivatives decreased by $6.5 million as amounts have been reclassified to current liabilities based on settlement dates.
Future income taxes increased $259.6 million due to the Media acquisition partially offset by current year tax recovery.
Share capital increased $26.4 million due to the issuance of 1,430,629 Class B Non-Voting Shares under the Company’s option plan. As of March 31, 2011, share capital is as reported at February 28, 2011 with the exception of the issuance of 206,985 Class B Non-Voting Shares upon exercise of options subsequent to the quarter end. Contributed surplus increased due to stock-based compensation expense recorded in the current year. Accumulated other comprehensive income decreased due settlement of the forward purchase contracts in respect of the closing of the acquisition of the Canwest broadcasting businesses. Non-controlling interests arose in the first quarter due to a number of non-wholly owned specialty channels acquired as part of the Media acquisition.
LIQUIDITY AND CAPITAL RESOURCES
In the current year, the Company generated $312 million of free cash flow. Shaw used its free cash flow along with net proceeds of $1.27 billion from its three senior notes issuances, revolving credit facility borrowings of $75 million, proceeds on issuance of Class B Non-Voting Shares of $24.2 million and other net items of $50.3 million to pay $981.2 million to complete the Canwest broadcasting business acquisition including repayment of the CW Media term loan and breakage of related currency swaps, fund the net change in working capital requirements and inventory of approximately $389.0 million, pay common share dividends of $191.0 million, fund $70.9 million of Wireless expenditures, pay $56.4 million to repurchase and cancel a portion of the Media senior unsecured notes, purchase the Lake Broadcasting cable system for $3.5 million and increase cash and cash equivalents by $39.1 million.
Within thirty days of closing of the Media acquisition, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US 13.5% senior unsecured notes due 2015 issued by it in accordance with a related indenture dated as of July 3, 2008. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51.6 million face amount was tendered under the offer and purchased by the Company for cancellation for an aggregate price of approximately $60 million, including accrued interest. The change of control offer expired on December 15, 2010 and no further purchases are required.

Shaw Communications Inc.
To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on November 18, 2010. The shelf prospectus allows for the issue of up to an aggregate $4 billion of debt and equity securities over a 25 month period. Pursuant to this shelf prospectus, the Company completed three senior notes offerings in the second quarter totalling $1.3 billion as follows:
•
On December 7, 2010 the Company issued $500 million senior notes at a rate of 5.5% due December 7, 2020 and issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The effective rate on the $500 million senior notes and $400 million senior notes is 5.548% and 6.963%, respectively, due to discounts on the issuances. The net proceeds from the notes issuances were used to repay borrowings under the Company’s $1 billion revolving credit facility. In conjunction with the senior notes issuances, the unsecured $500 million revolving credit facility was cancelled. No amounts had been drawn under this facility.

•
On February 17, 2011 the Company issued an additional $400 million under the reopened 6.75% senior notes due November 9, 2039. The effective rate is 6.961% due to the discount on issuance. The net proceeds were used for working capital and general corporate purposes as well as to partially repay borrowings under the revolving credit facility while excess funds are being held in cash and cash equivalents.

On November 25, 2010 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 37,000,000 Class B Non-Voting Shares during the period December 1, 2010 to November 30, 2011.
At February 28, 2011, the Company held $339 million in cash and cash equivalents and had access to $974 million of available credit facilities. Based on available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the current fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.
CASH FLOW
Operating Activities

	Three months ended February 28,			Six months ended February 28,
			Change			Change
($000’s Cdn)	2011	2010	%	2011	2010	%
Funds flow from operations	382,957	358,206	6.9	647,337	697,158	(7.1)
Net decrease (increase) in non-cash working capital balances related to operations	(48,167)	21,382	>(100.0)	(250,660)	15,989	>(100.0)

	334,790	379,588	(11.8)	396,677	713,147	(44.4)

Funds flow from operations increased over the comparative quarter due to the combined impact of higher operating income before amortization adjusted for non-cash program rights expenses partially offset by higher interest expense and current income taxes. Funds flow from operations decreased over the comparative six month period as the impact of the aforementioned items was more than offset by the realized loss on the mark-to-market payments to terminate the cross-currency interest rate exchange agreements in conjunction with repayment of the CW Media term loan and the acquisition, integration and restructuring costs in the current year. The net change in non-cash working capital balances over the comparable periods is primarily due to funding of income tax amounts in the current year, the timing of payment of various trade and other payables and the seasonal advertising impact of the new Media division on accounts receivable.

Shaw Communications Inc.
Investing Activities

	Three months ended February 28,			Six months ended February 28,
($000’s Cdn)	2011	2010	Increase	2011	2010	Increase
Cash flow used in investing activities	(231,848)	(196,007)	35,841	(995,538)	(715,905)	279,633
The cash used in investing activities increased over the comparable quarter due to higher capital expenditures and increased cash requirements for inventories. The current six month period was impacted by the aforementioned items as well as amounts paid to complete the acquisition of the broadcasting businesses of Canwest partially offset by the cash outlay in the comparative period for the Mountain Cablevision acquisition and investing certain excess funds in a Government of Canada bond.
Financing Activities
The changes in financing activities during the comparative periods were as follows:

	Three months ended February 28,		Six months ended February 28,
(In $millions Cdn)	2011	2010	2011	2010
Bank loans — net borrowings (repayments)	(925.0)	—	75.0	—
Issuance of Cdn $500 million 5.50% senior notes	498.2	—	498.2	—
Issuance of Cdn $800 million 6.75% senior notes	778.9	—	778.9	—
Issuance of Cdn $1.25 billion 5.65% senior notes	—	—	—	1,246.0
Issuance of Cdn $650 million 6.75% senior notes	—	—	—	645.6
Senior notes issuance costs	(7.5)	(0.9)	(7.5)	(9.9)
Repayment of CW Media US $389.6 million term loan	—		(394.9)	—
Repurchase US $51.6 million of CW Media 13.5% senior notes	(56.4)	—	(56.4)	—
Redemption of US $440 million 8.25% senior notes	—	—	—	(465.5)
Redemption of US $225 million 7.25% senior notes	—	—	—	(238.1)
Redemption of US $300 million 7.20% senior notes	—	—	—	(312.6)
Payments on cross-currency agreements	—	—	—	(291.9)
Debt retirement costs	—	—	—	(79.5)
Senior notes repurchase premium	(0.6)	—	(0.6)	—
Dividends paid to common shareholders	(95.6)	(90.9)	(191.0)	(181.8)
Dividends paid to non-controlling interests	(4.5)	—	(4.5)	—
Repayment of Partnership debt	(0.2)	(0.2)	(0.3)	(0.3)
Issue of Class B Non-Voting Shares	6.6	17.6	24.2	25.5
Purchase of Class B Non-Voting Shares for cancellation	—	(90.2)	—	(118.1)

	193.9	(164.6)	721.1	219.4

Shaw Communications Inc.
SUPPLEMENTARY QUARTERLY FINANCIAL INFORMATION

		Operating		Basic and diluted	Funds flow
		income before		earnings per	from
($000’s Cdn except per share amounts)	Revenue	amortization (1)	Net income (3)	share	operations (2)
2011
Second	1,196,611	494,524	167,299	0.37	382,957
First	1,078,905	473,354	20,332	0.04	264,380
2010
Fourth	938,872	423,152	121,575	0.28	327,435
Third	943,632	435,822	158,216	0.37	350,810
Second	929,142	424,825	138,712	0.32	358,206
First	905,934	474,952	114,229	0.26	338,952
2009
Fourth	872,919	394,900	124,265	0.29	321,319
Third	861,382	395,547	132,151	0.31	356,046

(1)	See definition and discussion under Key Performance Drivers in Management’s Discussion and Analysis.

(2)	Funds flow from operations is presented before changes in net non-cash working capital balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.

(3)	Net income attributable to common shareholders is the same as net income except in 2011 where it is $16,642 and $161,490 for the first and second quarters, respectively.
Generally, revenue and operating income before amortization have grown quarter-over-quarter mainly due to customer growth and rate increases with the exception of the second and fourth quarters of 2010. In the fourth quarter of 2010, revenue and operating income before amortization declined by $4.8 million and $12.7 million, respectively, due to customer growth offset by timing of On-Demand events, increased promotional activity and timing of certain expenses including maintenance and costs related to customer growth. Operating income before amortization decreased by $50.1 million in the second quarter of 2010 due to the impact of the one-time Part II fee recovery of $75.3 million recorded in the previous quarter.
Net income has fluctuated quarter-over-quarter primarily as a result of the growth in operating income before amortization described above, the impact of the net change in non-operating items such as debt retirement costs and loss on derivative instruments, and the impact of corporate income tax rate reductions. The first quarter of the current year was also impacted by the acquisition of the Canwest broadcasting businesses. As a result, net income declined by $101.2 million in the first quarter of 2011 as the higher operating income before amortization of $50.2 million due to the contribution from the new Media division and lower income taxes of $32.1 million were offset by the CRTC benefit obligation of $139.1 million and acquisition, integration and restructuring costs of $58.1 million. Net income increased by $147.0 million in the second quarter of 2011 due to the impact of the Canwest broadcasting business acquisition in the immediately preceding quarter and higher operating income before amortization and foreign exchange gain on unhedged long-term debt, the total of which was partially offset by increases in interest expense, loss on derivative instruments and income tax expense. Net income declined by $10.0 million in the first quarter of 2010 mainly due to debt retirement costs of $81.6 million in respect of the US senior note redemptions, the loss on derivative instruments of $44.4 million, the total of which was partially offset by higher operating income before amortization of $80.1 million (which includes the impact of the one-time Part II fee recovery of $75.3 million) and lower income taxes of $28.9 million. The lower income taxes were due to lower net income before

Shaw Communications Inc.
taxes and an income tax recovery of $17.6 million related to reductions in corporate income tax rates in the first quarter of 2010. Net income increased by $24.5 million in the second quarter of 2010 due to the aforementioned items recorded in the previous quarter and the impact of customer growth, the Mountain Cablevision acquisition and lower costs including employee related and marketing expenses all of which were partially offset by increased taxes on higher net income before taxes. During the third quarter of 2010, net income increased by $19.5 million mainly due to higher operating income before amortization and lower amortization. Net income declined by $36.6 million in the fourth quarter of 2010 due to lower operating income before amortization of $12.7 million and higher amortization expense of $14.7 million. The decline in net income in the fourth quarter of 2009 of $7.9 million is mainly due to an increase in amortization expense. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.
ACCOUNTING STANDARDS
Update to critical accounting policies and estimates
The Management’s Discussion and Analysis (“MD&A”) included in the Company’s August 31, 2010 Annual Report outlined critical accounting policies including key estimates and assumptions that management has made under these policies and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements other than as set out as follows.
Adoption of accounting policies for Shaw Media
The following accounting policies have been adopted for the Company’s new television broadcasting operations (Shaw Media).
Revenue
Subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.
Program Rights and Advances
Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. If program rights are not scheduled, they are considered impaired and are written off.

Shaw Communications Inc.
CRTC Benefit Obligations
The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the income statement.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.
Embedded Derivative Instruments
Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.
Adoption of recent accounting pronouncements
Business Combinations
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.

Shaw Communications Inc.
Consolidated Financial Statements and Non-controlling Interests
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.
Recent accounting pronouncements:
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The table below outlines the phases involved in the changeover to IFRS.

Phase	Description and status
Impact assessment and planning	This phase includes establishment of a project team and high-level review to determine potential significant differences under IFRS as compared to Canadian GAAP. This phase has been completed and as a result, the Company has developed a transition plan and a preliminary timeline to comply with the changeover date while recognizing that project activities and timelines may change as a result of unexpected developments.

Shaw Communications Inc.

Phase	Description and status
Design and development — key elements	This phase includes (i) an in-depth review to identify and assess accounting and reporting differences, (ii) evaluation and selection of accounting policies, (iii) assessment of impact on information systems, internal controls, and business activities, and (iv) training and communication with key stakeholders.

During 2009, the Company completed its preliminary identification and assessment of accounting and reporting differences. In addition, training was provided to certain key employees involved in or directly impacted by the conversion process.

During 2010, the assessment of the impact on information systems and design phase of system changes have been completed and the implementation phase has commenced. The Company has completed further in-depth evaluations of those areas initially identified as being potential accounting and reporting differences, as well as the evaluation of IFRS 1 elections/exemptions which are discussed below.

Implementation	This phase includes integration of solutions into processes and financial systems that are required for the conversion to IFRS and parallel reporting during the year prior to transition including proforma financial statements and note disclosures. Process solutions will incorporate required revisions to internal controls during the changeover and on an on-going basis.
In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date. The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS applicable at the conversion date are known.
The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position. On adoption of IFRS, the significant optional exemptions being considered by the Company are as follows:

Shaw Communications Inc.

Exemption	Application of exemption
Business combinations	The Company expects to apply IFRS 3 prospectively from its transition date and elect not to restate any business combinations that occurred prior to September 1, 2010.

Employee benefits	The Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans as at September 1, 2010 in opening retained earnings.

Borrowing costs	The Company expects to elect to apply IAS 23 “Borrowing Costs” prospectively from September 1, 2010.
Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements. The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS. It is intended to highlight those areas management believes to be most significant. However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements. Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences. Please see the section entitled “Cautionary statement regarding forward-looking statements”.
The following significant differences between Canadian GAAP and IFRS have been identified that are expected to impact the Company’s financial statements. This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

Shaw Communications Inc.
Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	IAS 1 requires additional disclosures in the notes to financial statements.

Share-based Payments (IFRS 2)	IFRS 2 requires cash-settled awards to employees be measured at fair value at the initial grant date and re-measured at fair value at the end of each reporting period. IFRS 2 also requires the fair value of stock-based compensation awards to be recognized using a graded vesting method based on the vesting period of the options.

Income Taxes (IAS 12)	IAS 12 recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)	IAS 19 requires past service costs of defined benefit plans to be expensed on an accelerated basis, with vested past service costs immediately expensed and unvested past service costs amortized on a straight line basis until benefits become vested.

IAS 19 has an accounting policy choice that allows the Company to recognize actuarial gains and losses using one of the following methods:
•	in net income using the corridor approach amortized over the expected average remaining working lives,
•	in net income on a systematic basis for faster recognition, including immediate recognition of all actuarial gains and losses, or
•	to recognize them in other comprehensive income, as they occur.

The Company is currently reviewing the impact of the accounting policy choice for recognition of actuarial gains and losses.

Interests in Joint Ventures (IAS 31)	Although IAS 31 currently permits the use of proportionate consolidation for joint venture interests, proposed changes are expected to be finalized prior to transition to require joint venture interests to be accounted for using the equity method.

Impairment of Assets (IAS 36)	IAS 36 uses a one-step approach for the identification and measurement of impairment of assets. The carrying value of assets is compared to the greater of its fair value less costs to sell and value in use, which is based on the net present value of future cash flows. Impairment of assets, other than goodwill, is reversed in a subsequent period if circumstances change such that the previously determined impairment is reduced or eliminated.

Provisions, Contingent Liabilities and Contingent Assets (IAS 37)	IAS 37 uses a different threshold for recognition of a contingent liability that could impact the timing of when a provision may be recorded.

Intangible Assets (IAS 38)	IAS 38 prohibits the amortization of indefinite-lived intangibles and reinstatement of previous amortization is required.

Shaw Communications Inc.
2011 GUIDANCE
With respect to 2011 guidance, the Company expects continued growth in the core Cable and Satellite business and on a preliminary basis, expects that the growth rate of core consolidated operating income before amortization will decline modestly compared to last year’s organic growth rate of approximately 7.5% as a result of competitive market pressures and higher programming costs. Capital investment is expected to decline and cash taxes are estimated to increase.
Overall, preliminary 2011 free cash flow guidance of approximately $550 million provided on October 22, 2010 for the core Cable and Satellite business has not changed. The competitive environment has moderated revenue growth this year in the core business and presented an increased level of risk to the guidance. The recent initiatives undertaken to drive efficiencies through focused cost containment and reductions currently have the Company on track to meet guidance.
As previously provided on January 13, 2011 it is expected that the new Media assets will generate approximately $75 million of free cash flow for the 10 month period of inclusion during fiscal 2011, before considering cash funding of the CRTC benefit obligation amounts. Over the next 7 years the benefit obligation funding is approximately $275 million comprising $180 million from the Shaw acquisition and $95 million remaining from the Canwest acquisition of the Specialty services in 2007. After considering the estimated 2011 CRTC benefit obligation cash funding, Media is expected to contribute approximately $50 million of free cash flow and consolidated fiscal 2011 free cash flow is estimated to approximate $600 million.
The investment associated with the Wireless build is being tracked and reported separately from the free cash flow generated from ongoing operations.
Certain important assumptions for 2011 guidance purposes include: continued overall customer growth; stable pricing environment for Shaw’s products relative to today’s rates; no significant market disruption or other significant changes in competition or regulation that would have a material impact; stable advertising demand and rates; cash income taxes to be paid or payable in 2011; and a stable regulatory environment.
See the following section entitled “Caution Concerning Forward-Looking Statements”.
CAUTION CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements included and incorporated by reference herein may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “guideline”, “goal”, and similar expressions generally identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions, some of which are noted above, and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include but are not limited to general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability.

Shaw Communications Inc.
Whether actual results and developments will conform with expectations and predictions of the Company is subject to a number of factors including, but not limited to, general economic, market or business conditions; the opportunities that may be available to Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company.
You should not place undue reliance on any such forward-looking statements. The Company utilizes forward-looking statements in assessing its performance. Certain investors, analysts and others, utilize the Company’s financial guidance and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for other purposes.
Any forward-looking statement (and such risks, uncertainties and other factors) speaks only as of the date on which it was originally made and the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors affecting the Company emerge from time to time, and it is not possible for the Company to predict what factors will arise or when. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any particular factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Shaw Communications Inc.
CONSOLIDATED BALANCE SHEETS
(unaudited)

[thousands of Canadian dollars]	February 28, 2011	August 31, 2010

ASSETS
Current
Cash and cash equivalents	338,951	216,735
Accounts receivable	483,367	196,415
Inventories	89,978	53,815
Prepaids and other	268,703	33,844
Derivative instruments	68,402	66,718
Future income taxes	34,769	27,996

	1,284,170	595,523
Derivative instrument	8,502	—
Investments and other assets	17,516	743,273
Property, plant and equipment	3,174,416	3,004,649
Deferred charges	245,545	232,843
Intangibles
Broadcast rights and licenses [note 3]	6,446,369	5,061,153
Program rights and advances	95,986	—
Spectrum licenses	190,912	190,912
Goodwill [note 3]	840,760	169,143
Other intangibles	243,620	156,469

	12,547,796	10,153,965

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	720,145	623,070
Income taxes payable	26,034	170,581
Unearned revenue	148,104	145,491
Current portion of long-term debt [note 4]	575	557
Current portion of derivative instruments	100,228	79,740
Other liability [note 9]	159,961	—

	1,155,047	1,019,439
Long-term debt [note 4]	5,651,081	3,981,671
Other long-term liabilities [note 9]	368,580	291,500
Derivative instruments	—	6,482
Deferred credits	631,143	632,482
Future income taxes	1,711,414	1,451,859

	9,517,265	7,383,433

Shareholders’ equity
Share capital [note 5]	2,276,889	2,250,498
Contributed surplus [note 5]	60,768	53,330
Retained earnings	444,875	457,728
Accumulated other comprehensive income (loss) [note 7]	(2,664)	8,976
Non-controlling interests	250,663	—

	3,030,531	2,770,532

	12,547,796	10,153,965

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF INCOME AND
RETAINED EARNINGS
(unaudited)

	Three months ended February 28,		Six months ended February 28,
[thousands of Canadian dollars except per share amounts]	2011	2010	2011	2010

Revenue [note 2]	1,196,611	929,142	2,275,516	1,835,076
Operating, general and administrative expenses	702,087	504,317	1,307,638	935,299

Operating income before amortization [note 2]	494,524	424,825	967,878	899,777
Amortization:
Deferred IRU revenue	3,136	3,136	6,273	6,273
Deferred equipment revenue	25,715	30,482	53,033	61,743
Deferred equipment costs	(49,892)	(58,140)	(101,998)	(117,649)
Deferred charges	(256)	(256)	(512)	(512)
Property, plant and equipment	(157,866)	(131,741)	(306,695)	(256,380)
Other intangibles	(12,068)	(8,843)	(22,074)	(17,935)

Operating income	303,293	259,463	595,905	575,317
Amortization of financing costs — long-term debt	(1,089)	(952)	(2,109)	(2,053)
Interest expense [note 2]	(85,237)	(61,646)	(153,932)	(123,710)

	216,967	196,865	439,864	449,554
Debt retirement costs	—	—	—	(81,585)
Gain on repurchase of debt [note 4]	9,981	—	9,981	—
CRTC benefit obligation [note 3]	—	—	(139,098)	—
Business acquisition, integration and restructuring expenses [note 3]	(2,778)	—	(60,882)	—
Loss on derivative instruments	(21,353)	(864)	(22,764)	(45,296)
Accretion of long-term liabilities	(3,880)	(640)	(5,813)	(853)
Foreign exchange gain on unhedged long-term debt	19,267	—	22,585	—
Other gains	4,103	638	6,532	9,355

Income before income taxes	222,307	195,999	250,405	331,175
Current income tax expense [note 2]	56,508	10,703	111,850	105,281
Future income tax expense (recovery)	(1,291)	46,584	(35,242)	(27,047)

Income before the following	167,090	138,712	173,797	252,941
Equity income on investees	209	—	13,834	—

Net income	167,299	138,712	187,631	252,941

Net income attributable to:
Common shareholders	161,490	138,712	178,132	252,941
Non-controlling interests	5,809	—	9,499	—

	167,299	138,712	187,631	252,941

Retained earnings, beginning of period	378,945	385,852	457,728	382,227
Net income attributable to common shareholders	161,490	138,712	178,132	252,941
Reduction on Class B Non-Voting Shares purchased for cancellation	—	(65,354)	—	(85,143)
Dividends — Class A Shares and Class B Non-Voting Shares	(95,560)	(90,946)	(190,985)	(181,761)

Retained earnings, end of period	444,875	368,264	444,875	368,264

Earnings per share [note 6]
Basic and diluted	0.37	0.32	0.41	0.58

[thousands of shares]
Weighted average participating shares outstanding during period	434,425	432,960	434,107	432,733
Participating shares outstanding, end of period	434,573	431,838	434,573	431,838
See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended February 28,		Six months ended February 28,
[thousands of Canadian dollars]	2011	2010	2011	2010

Net income	167,299	138,712	187,631	252,941

Other comprehensive income (loss) [note 7]
Change in unrealized fair value of derivatives designated as cash flow hedges	(4,354)	(198)	(12,552)	(51,633)
Adjustment for hedged items recognized in the period	653	1,469	862	10,913
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	—	—	—	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	—	—	—	42,658
Unrealized gain on available-for-sale investment	—	(140)	53	290
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(2)	—	(3)	(1)

	(3,703)	1,131	(11,640)	37,167

Comprehensive income	163,596	139,843	175,991	290,108

Comprehensive income attributable to:
Common shareholders	157,787	139,843	166,492	290,108
Non-controlling interests	5,809	—	9,499	—

	163,596	139,843	175,991	290,108

Accumulated other comprehensive income (loss), beginning of period	1,039	(2,598)	8,976	(38,634)
Other comprehensive income (loss)	(3,703)	1,131	(11,640)	37,167

Accumulated other comprehensive loss, end of period	(2,664)	(1,467)	(2,664)	(1,467)

See accompanying notes

Shaw Communications Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended February 28,		Six months ended February 28,
[thousands of Canadian dollars]	2011	2010	2011	2010

OPERATING ACTIVITIES [note 8]
Funds flow from operations	382,957	358,206	647,337	697,158
Net decrease in non-cash working capital balances related to operations	(48,167)	21,382	(250,660)	15,989

	334,790	379,588	396,677	713,147

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 2]	(176,835)	(171,737)	(434,893)	(330,557)
Additions to equipment costs (net) [note 2]	(25,939)	(23,728)	(54,476)	(51,488)
Additions to other intangibles [note 2]	(23,358)	(5,252)	(59,486)	(14,780)
Net reduction (addition) to inventories	(9,519)	5,075	(36,163)	(4,480)
Business acquisitions [note 3]	—	(360)	(420,442)	(155,694)
Purchase of Government of Canada bond	—	—	—	(158,968)
Proceeds on disposal of property, plant and equipment [note 2]	203	44	6,799	111
Proceeds from (addition to) investments and other assets	3,600	(49)	3,123	(49)

	(231,848)	(196,007)	(995,538)	(715,905)

FINANCING ACTIVITIES
Increase in long-term debt, net of discounts	1,352,115	—	2,352,115	1,891,656
Senior notes issuance costs	(7,524)	(861)	(7,524)	(9,918)
Senior notes repurchase and repayments	(56,420)	—	(56,420)	(1,016,170)
Other debt repayments	(1,000,142)	(134)	(1,395,218)	(266)
Payments on cross-currency agreements	—	—	—	(291,920)
Senior notes repurchase premium	(564)	—	(564)	—
Debt retirement costs	—	—	—	(79,488)
Issue of Class B Non-Voting Shares, net of after-tax expenses [note 5]	6,589	17,618	24,223	25,488
Purchase of Class B Non-Voting Shares for cancellation	—	(90,258)	—	(118,150)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(95,560)	(90,946)	(190,985)	(181,761)
Dividends paid to non-controlling interests	(4,550)	—	(4,550)	—

	193,944	(164,581)	721,077	219,471

Effect of currency translation on cash balances and cash flows	—	(1)	—	(1)

Increase in cash	296,886	18,999	122,216	216,712
Cash, beginning of the period	42,065	650,950	216,735	453,237

Cash, end of the period	338,951	669,949	338,951	669,949

Cash includes cash and cash equivalents
See accompanying notes

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
1. BASIS OF PRESENTATION AND ACCOUNTING POLICIES
The unaudited interim Consolidated Financial Statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these unaudited interim Consolidated Financial Statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed in the Company’s annual audited consolidated financial statements. As a result, these unaudited interim Consolidated Financial Statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2010.
The unaudited interim Consolidated Financial Statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.
Adoption of accounting policies for Shaw Media
The following accounting policies have been adopted for the Company’s new television broadcasting operations (Shaw Media).
Revenue
Subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.
Program Rights and Advances
Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. If program rights are not scheduled, they are considered impaired and are written off.
CRTC Benefit Obligations
The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the income statement.
Asset Retirement Obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Embedded Derivative Instruments
Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.
Adoption of recent accounting pronouncements
Business Combinations
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.
Consolidated Financial Statements and Non-controlling Interests
Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.
Recent accounting pronouncements
International Financial Reporting Standards (IFRS)
In February 2008, the CICA Accounting Standards Board (AScB) confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in the first quarter of fiscal 2012 with comparative data for the prior year. The Company has developed its plan and has completed the preliminary identification and assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP. Evaluation of accounting policies is in progress; however, at this time, the full impact of adopting IFRS is not reasonably estimable or determinable.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
2. BUSINESS SEGMENT INFORMATION
The Company provides cable television services, high-speed Internet access, Digital Phone and Internet infrastructure services (“Cable”); television broadcasting (Shaw Media); DTH satellite services (Shaw Direct); and, satellite distribution services (“Satellite Services”). Shaw Media’s operating results are affected by seasonality and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. As such, operating results for an interim period should not be considered indicative of full fiscal year performance. In general, advertising revenues are higher during the first quarter and lower during the fourth quarter and expenses are incurred more evenly throughout the year. All of these operations are substantially located in Canada. Information on operations by segment is as follows:
Operating information

	Three months ended February 28,		Six months ended February 28,
	2011	2010	2011	2010
	$	$	$	$
Revenue
Cable	769,403	733,436	1,527,234	1,443,183
DTH	184,174	179,602	369,553	359,366
Satellite Services	19,789	20,666	40,583	41,613
Media	243,931	—	369,328	—

	1,217,297	933,704	2,306,698	1,844,162
Intersegment eliminations	(20,686)	(4,562)	(31,182)	(9,086)

	1,196,611	929,142	2,275,516	1,835,076

Operating income (expenditures) before amortization (1) (4)
Cable	363,710	354,473	711,565	734,725
DTH	60,055	59,735	119,128	143,461
Satellite Services	10,160	10,617	20,596	21,591
Media	65,475	—	122,247	—
Wireless	(4,876)	—	(5,658)	—

	494,524	424,825	967,878	899,777

Interest (2)
Cable	57,900	54,752	108,847	109,918
DTH and Satellite Services	6,562	6,562	12,827	13,125
Media	15,337	—	21,821	—
Wireless	5,114	—	9,787	—
Burrard Landing Lot 2 Holdings Partnership	324	332	650	667

	85,237	61,646	153,932	123,710

Cash taxes (3)
Cable	43,625	39,999	89,000	88,004
DTH and Satellite Services	12,775	9,999	25,000	29,000
Media	10,200	—	12,200	—
Other/non-operating	(10,092)	(39,295)	(14,350)	(11,723)

	56,508	10,703	111,850	105,281

(1)	The six months ended February 28, 2010 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

(2)
The Company reports interest on a segmented basis for Cable, Media, Wireless and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services. Interest is allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs.

(3)	The Company reports cash taxes on a segmented basis for Cable, Media and combined satellite only. It does not report cash taxes on a segmented basis for DTH and Satellite Services.

(4)
The presentation of segmented operating income (expenditures) before amortization has been adjusted to reflect on a gross basis to include intersegment transactions. As a result, for the three months ended operating income before amortization for Cable and DTH have decreased by $847 and $28, respectively and increased by $875 for Satellite Services, and for the six months ended operating income before amortization for Cable and DTH have decreased by $1,697 and $53, respectively and increased by $1,750 for Satellite Services.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Capital expenditures

	Three months ending February 28,		Six months ending February 28,
	2011	2010	2011	2010
	$	$	$	$
Capital expenditures accrual basis
Cable (including corporate)	147,557	163,991	318,176	320,022
Satellite (net of equipment profit)	457	621	3,021	2,039
Media	5,279	—	7,403	—
Wireless	32,109	—	55,450	—

	185,402	164,612	384,050	322,061

Equipment costs (net of revenue received)
Cable	9,061	5,767	15,822	9,821
Satellite	16,878	17,961	38,654	41,667

	25,939	23,728	54,476	51,488

Capital expenditures and equipment costs (net)
Cable	156,618	169,758	333,998	329,843
Satellite	17,335	18,582	41,675	43,706
Media	5,279	—	7,403	—
Wireless	32,109	—	55,450	—

	211,341	188,340	438,526	373,549

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	176,835	171,737	434,893	330,557
Additions to equipment costs (net)	25,939	23,728	54,476	51,488
Additions to other intangibles	23,358	5,252	59,486	14,780

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	226,132	200,717	548,855	396,825
Decrease in working capital related to capital expenditures	(13,886)	(11,588)	(102,173)	(21,715)
Less: Proceeds on disposal of property, plant and equipment	(203)	(44)	(6,799)	(111)
Less: Satellite equipment profit (1)	(702)	(745)	(1,357)	(1,450)

Total capital expenditures and equipment costs (net) reported by segments	211,341	188,340	438,526	373,549

(1)
The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Assets

	February 28, 2011
			Satellite
	Cable	DTH	Services	Media	Wireless	Total
	$	$	$	$	$	$
Segment assets	7,149,610	860,625	475,855	2,892,722	344,435	11,723,247

Corporate assets						824,549

Total assets						12,547,796

	August 31, 2010
			Satellite
	Cable	DTH	Services	Media	Wireless	Total
	$	$	$	$	$	$
Segment assets	7,111,526	844,502	483,404	739,125	287,626	9,466,183

Corporate assets						687,782

Total assets						10,153,965

3. BUSINESS ACQUISITIONS

	February 28, 2011
		Cumulative equity
	Cash(1)	income	Total
	$	$	$
Television broadcasting businesses (i)	1,208,112	2,180	1,210,292
Cable system (ii)	3,464	—	3,464

	1,211,576	2,180	1,213,756

(1)
The cash consideration includes $708,000 paid in 2010 for the Company’s initial equity investment in CW Media and an option to acquire an additional equity interest. The acquisition-date fair value of the Company’s initial equity investment approximated $549,000 compared to its carrying value of $558,500 under the equity method of accounting which resulted in an amount of approximately $9,500 related to transaction costs which are included in business acquisition, integration and restructuring expenses in the income statement.

(i)
On May 3, 2010 the Company announced that it had entered into agreements to acquire 100% of the broadcasting businesses of Canwest Global Communications Corp. (“Canwest”). The acquisition includes all of the over-the-air channels, which were in creditor protection, and the specialty television business of Canwest, including Canwest’s equity interest in CW Investments Co. (“CW Media”), the company that owns the portfolio of specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. During the third quarter of 2010, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media. On October 22, 2010, the CRTC approved the transaction and the Company closed the purchase on October 27, 2010. Certain of the subsidiary specialty channels continue to have non-controlling interests. The purpose of the acquisition is to combine programming content with the Company’s cable and satellite distribution network, and future wireless service, to create a vertically integrated entertainment and communications company.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
The transaction has been accounted for using the acquisition method and results of operations have been included commencing October 27, 2010. These broadcasting businesses have contributed $369,328 of revenue and $122,247 of operating income before amortization for the period from October 27 to February 28, 2011. If the acquisition had closed on September 1, 2010, the Media revenue and operating income before amortization for the six month period would have been approximately $553,000 and $195,000, respectively. Net income is not determinable due to emergence of certain portions of the business from bankruptcy protection.
In the current year, acquisition related costs of $60,882 have been expensed and include amounts incurred to effect the transaction, such as professional fees paid to lawyers and consultants, as well as restructuring costs to integrate the new businesses and increase organizational effectiveness for future growth as well as senior leadership reorganization.
As part of the CRTC decision approving the transaction, the Company is required to contribute approximately $180,000 in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Canwest services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The obligation has been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using a 5.75% discount rate. In addition, the Company assumed the CRTC benefit obligation from Canwest’s acquisition of Specialty services in 2007 which was a remaining commitment of approximately $95,000 on acquisition.
The purchase price allocation is preliminary pending finalization of valuation of the net assets acquired. A summary of net assets acquired and preliminary allocation is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	83,134
Receivables	296,665
Other current assets (1)	236,705
Future income taxes	26,882
Derivative instrument	15,765
Investments and other assets	15,958
Property, plant and equipment	140,617
Intangibles (2)	1,567,259
Goodwill, not deductible for tax (3)	671,617

3,054,602
Current liabilities (1)	(285,303)
Current debt (4)	(399,065)
Derivative instruments (4)	(81,975)
Non-current liabilities	(104,864)
Future income taxes	(315,756)
Long-term debt (5)	(411,633)
Non-controlling interests (6)	(245,714)

1,210,292

(1)
The Company acquired a remaining tax indemnity amount of $25,906 as part of the acquisition. The indemnity arose in 2007 as part of Canwest’s acquisition of Specialty services where a wholly-owned subsidiary of CW Media entered into an agreement pursuant to which certain of the parties agreed to indemnify the company in respect of certain tax liabilities. A corresponding income tax liability was also assumed which according to the terms of the agreement, will be recovered from other parties to the agreement if and when the liabilities are settled.

(2)	Intangibles includes broadcast licenses, brands, program rights, a trademark and software assets.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]

(3)
Goodwill comprises the value of expected efficiencies from combining programming content and distribution businesses into vertically integrated operations, growth expectations and an assembled workforce.

(4)	Current debt is comprised of a US $389,636 term loan. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related currency swaps.

(5)
Within 30 days of closing the transaction, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US $338,306 13.5% senior unsecured notes due 2015 issued by it in accordance with a related indenture dated as of July 3, 2008. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51,620 face amount was tendered under the offer and purchased by the Company during the second quarter for cancellation for an aggregate price of approximately US $59,135, including accrued interest. The change of control offer expired on December 15, 2010 and no further purchases are required.

(6)
Non-controlling interests in certain of the subsidiary specialty channels were assumed as part of the acquisition and are recorded at their proportionate share of the fair value of identifiable net assets acquired.

(ii)
During the first quarter, the Company purchased the assets of the Lake Broadcasting cable system serving approximately 1,000 basic subscribers in the interior of British Columbia. These assets were purchased as they compliment the Company’s existing surrounding cable systems. The transaction has been accounted for using the acquisition method and results of operations have been included commencing October 1, 2010. These assets have contributed approximately $300 of revenue and $100 of operating income before amortization for the period October 1 to February 28, 2011. The purchase price may be impacted by settlement of final closing adjustments for working capital. A summary of net assets acquired is as follows:

$
Identifiable net assets acquired at assigned fair values
Property, plant and equipment	584
Broadcast rights	2,916

3,500
Working capital deficiency	(36)

3,464

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
4. LONG-TERM DEBT

		February 28, 2011
			Adjustment		August 31, 2010
		Long-term	for finance	Long-term	Long-term
	Effective	debt at	costs and fair	debt	debt at	Adjustment	Long-term
	interest	amortized	value	repayable at	amortized	for finance	debt repayable
	rates	cost(1)	adjustment(1)	maturity	cost (1)	costs (1)	at maturity
	%	$	$	$	$	$	$
Corporate
Senior notes-
Bank loans	Variable	75,000	—	75,000	—	—	—
Cdn $600,000 6.50% due June 2, 2014	6.56	595,555	4,445	600,000	594,941	5,059	600,000
Cdn $400,000 5.70% due March 2, 2017	5.72	396,377	3,623	400,000	396,124	3,876	400,000
Cdn $450,000 6.10% due November 16, 2012	6.11	448,247	1,753	450,000	447,749	2,251	450,000
Cdn $300,000 6.15% due May 9, 2016	6.34	293,507	6,493	300,000	292,978	7,022	300,000
Cdn $1,250,000 5.65% due October 1, 2019	5.69	1,241,077	8,923	1,250,000	1,240,673	9,327	1,250,000
Cdn $1,450,000 6.75% due November 9, 2039 (3)	6.89	1,415,638	34,362	1,450,000	641,684	8,316	650,000
Cdn $350,000 7.50% due November 20, 2013	7.50	347,534	2,466	350,000	347,129	2,871	350,000
Cdn $500,000 5.50% due December 7, 2020 (4)	5.55	495,191	4,809	500,000	—	—	—

		5,308,126	66,874	5,375,000	3,961,278	38,722	4,000,000

Other subsidiaries and entities
Burrard Landing Lot 2 Holdings Partnership	6.31	20,676	74	20,750	20,950	83	21,033
CW Media Holdings Inc. 13.50% US senior unsecured notes due August 15, 2015 (2)	8.56	322,854	(48,595)	274,259	—	—	—

Total consolidated debt		5,651,656	18,353	5,670,009	3,982,228	38,805	4,021,033
Less current portion (5)		575	19	594	557	19	576

		5,651,081	18,334	5,669,415	3,981,671	38,786	4,020,457

(1)
Long-term debt, excluding bank loans, is presented net of unamortized discounts, finance costs and bond forward proceeds of $66,948 (August 31, 2010 — $38,805) and a fair value adjustment of $48,595 (US $50,026) in respect of the US senior unsecured notes assumed on the acquisition of CW Media.

(2)
The US $338,306 senior unsecured notes, which were assumed on acquisition of the Canwest broadcasting business, are translated at the period end foreign exchange rate. During the second quarter, US $51,620 face amount was tendered under a change of control offer and purchased by the Company for cancellation (see note 3) which resulted in a gain of $9,981. The gain resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $10,545 in respect of the US $51,620 face amount net of the 1% repurchase premium of $564. After giving effect to the aforementioned repurchase, US $260,380 face amount remains outstanding. CW Media Holdings Inc. originally issued US $312,000 senior unsecured notes on July 3, 2008 at 13.5% per annum, compounded semi-annually. For periods up to August 15, 2011 (the “cash interest date”), interest is accrued, however is not payable until maturity unless the Company elects to pay interest in cash with respect to any period before the cash interest date. At February 28, 2011 US $21,953 of accrued interest remains outstanding and included in the principal debt balance with respect to the period of July 3, 2008 to February 15, 2009. Interest for all periods subsequent to February 15, 2009 has been paid in cash. After August 15, 2011, interest is payable in cash commencing February 15, 2012. The senior unsecured notes have a variable prepayment option at a premium of 106.75 in 2011 which declines on a straight-line basis to par in 2013. The prepayment option represents an embedded derivative that is accounted for separately at fair value.

(3)
On each of December 7, 2010 and February 17, 2011, the Company issued an additional $400,000 under the reopened 6.75% senior unsecured notes due 2039. The effective interest rate on the aggregate $1,450,000 senior notes is 6.89% due to discounts on the issuances.

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]

(4)
On December 7, 2010, the Company issued $500,000 senior notes at a rate of 5.50% due December 7, 2020. The effective rate is 5.55% due to the discount on the issuance. The senior notes are unsecured obligations that rank equally and ratably with all existing and future senior unsecured indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal plus a make-whole premium. In conjunction with the senior notes issuances in December 2010, the unsecured $500,000 revolving credit facility was cancelled.

(5)	Current portion of long-term debt is the amount due within one year on the Partnership’s mortgage bonds.
5. SHARE CAPITAL
Issued and outstanding
Changes in Class A Share and Class B Non-Voting Share capital during the six months ended February 28, 2011 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
August 31, 2010	22,520,064	2,468	410,622,001	2,248,030
Issued upon stock option plan exercises	—	—	1,430,629	26,391

	22,520,064	2,468	412,052,630	2,274,421

Stock option plan
Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed 10 years from the date of grant. Options granted up to February 28, 2011 vest evenly on the anniversary dates from the original grant at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. To date 15,535,214 Class B Non-Voting Shares have been issued under the plan. During the six months ended February 28, 2011, 1,430,629 options were exercised for $24,223.
The changes in options for the six months ended February 28, 2011 are as follows:

		Weighted average
		exercise price
	Number	$
Outstanding, beginning of period	23,993,150	20.48
Granted	2,841,000	20.90
Forfeited	(1,075,000)	20.68
Exercised	(1,430,629)	16.93

Outstanding, end of period	24,328,521	20.73

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
The following table summarizes information about the options outstanding at February 28, 2011:

		Weighted
		average	Weighted		Weighted
	Number	remaining	average exercise	Number	average
Range of prices	outstanding	contractual life	price	exercisable	exercise price
$8.69	20,000	2.64	$8.69	20,000	$8.69
$14.85 - $22.27	16,510,271	7.39	$18.97	6,958,271	$17.78
$22.28 - $26.20	7,798,250	6.52	$24.48	5,994,125	$24.48
The weighted average estimated fair value at the date of the grant for common share options granted was $3.13 per option (2010 — $3.31 per option) and $3.16 per option (2010 — $3.13 per option) for the three and six months ended, respectively. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Three months ending February 28,		Six months ending February 28,
	2011	2010	2011	2010
Dividend yield	4.35%	4.12%	4.31%	4.29%
Risk-free interest rate	2.22%	2.36%	2.22%	2.38%
Expected life of options	5 years	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	25.8%	26.4%	25.8%	26.5%
Contributed surplus
The changes in contributed surplus are as follows:

Six months ended
February 28, 2011
$
Balance, beginning of period	53,330
Stock-based compensation	9,606
Stock options exercised	(2,168)

Balance, end of period	60,768

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
6. EARNINGS PER SHARE
Earnings per share calculations are as follows:

	Three months ending February 28		Six months ending February 28,
	2011	2010	2011	2010
Numerator for basic and diluted earnings per share ($)
Net income attributable to common shareholders	161,490	138,712	178,132	252,941

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	434,425	432,960	434,107	432,733
Effect of dilutive securities	1,039	1,415	1,223	1,333

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	435,464	434,375	435,330	434,066

Earnings per share ($)
Basic and diluted	0.37	0.32	0.41	0.58

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
7. OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Components of other comprehensive income (loss) and the related income tax effects for the six months ended February 28, 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(15,401)	2,849	(12,552)
Adjustment for hedged items recognized in the period	1,174	(312)	862
Unrealized gain on available-for-sale investment	61	(8)	53
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(3)	—	(3)

	(14,169)	2,529	(11,640)

Components of other comprehensive income (loss) and the related income tax effects for the three months ended February 28, 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(5,855)	1,501	(4,354)
Adjustment for hedged items recognized in the period	900	(247)	653
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(2)	—	(2)

	(4,957)	1,254	(3,703)

Components of other comprehensive income (loss) and the related income tax effects for the six months ended February 28, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(62,120)	10,487	(51,633)
Adjustment for hedged items recognized in the period	15,284	(4,371)	10,913
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized gain on available-for-sale investment	333	(43)	290
Unrealized foreign exchange loss on translation of a self-sustaining foreign operation	(1)	—	(1)

	44,122	(6,955)	37,167

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
Components of other comprehensive income (loss) and the related income tax effects for the three months ended February 28, 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(300)	102	(198)
Adjustment for hedged items recognized in the period	2,088	(619)	1,469
Unrealized loss on available-for-sale investment	(162)	22	(140)

	1,626	(495)	1,131

Accumulated other comprehensive income (loss) is comprised of the following:

	February 28, 2011	August 31, 2010
	$	$
Unrealized foreign exchange gain on translation of a self-sustaining foreign operation	346	349
Fair value of derivatives	(3,063)	8,627
Unrealized gain on available-for-sale investment	53	—

	(2,664)	8,976

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
8. STATEMENTS OF CASH FLOWS
Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:
(i) Funds flow from operations

	Three months ended February 28,		Six months ended February 28,
	2011	2010	2011	2010
	$	$	$	$

Net income	167,299	138,712	187,631	252,941
Adjustments to reconcile net income to funds flow from operations:
Amortization
Deferred IRU revenue	(3,136)	(3,136)	(6,273)	(6,273)
Deferred equipment revenue	(25,715)	(30,482)	(53,033)	(61,743)
Deferred equipment costs	49,892	58,140	101,998	117,649
Deferred charges	256	256	512	512
Property, plant and equipment	157,866	131,741	306,695	256,380
Other intangibles	12,068	8,843	22,074	17,935
Financing costs — long-term debt	1,089	952	2,109	2,053
Program rights	28,992	—	42,576	—
Future income tax expense (recovery)	(1,291)	46,584	(35,242)	(27,047)
Equity income on investees	(209)	—	(13,834)	—
Debt retirement costs	—	—	—	81,585
Gain on repurchase of debt [note 4]	(9,981)		(9,981)
CRTC benefit obligation [note 3]	—	—	139,098	—
CRTC benefit obligation funding	(4,718)	—	(7,026)	—
Business acquisition, integration and restructuring expenses	1,100	—	37,196	—
Stock-based compensation	3,912	4,347	8,086	8,767
Defined benefit pension plan	7,645	6,968	16,658	13,937
Loss on derivative instruments	21,353	864	22,764	45,296
Realized loss on settlement of financial instruments	(7,822)	(6,675)	(13,270)	(6,675)
Payments on cross-currency agreements [note 3]	—	—	(86,109)	—
Foreign exchange gain on unhedged long-term debt	(19,267)	—	(22,585)	—
Accretion of long-term liabilities	3,880	640	5,813	853
Other	(256)	452	1,480	988

Funds flow from operations	382,957	358,206	647,337	697,158

(ii) Changes in non-cash working capital balances related to operations include the following:

	Three months ended February 28,		Six months ended February 28,
	2011	2010	2011	2010
	$	$	$	$
Accounts receivable	47,708	(11,835)	9,730	(30,401)
Prepaids and other	(7,083)	642	(16,775)	(608)
Accounts payable and accrued liabilities	(82,422)	28,371	(58,430)	(49,387)
Income taxes payable	(3,271)	7,581	(187,278)	94,883
Unearned revenue	(3,099)	(3,377)	2,093	1,502

	(48,167)	21,382	(250,660)	15,989

Shaw Communications Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
February 28, 2011 and 2010
[all amounts in thousands of Canadian dollars, except per share amounts]
(iii) Interest and income taxes paid and classified as operating activities are as follows:

	Three months ended February 28,		Six months ended February 28,
	2011	2010	2011	2010
	$	$	$	$
Interest	42,139	19,473	148,675	114,520
Income taxes	59,285	3,273	296,667	3,328
(iv) Non-cash transaction:
The Consolidated Statements of Cash Flows exclude the following non-cash transaction:

	Six months ended February 28,
	2011	2010
	$	$
Issuance of Class B Non-Voting Shares on a cable system acquisition	—	120,000
9. OTHER LIABILITIES
Other current liability is the obligation which arose in fiscal 2010 with respect to the principal components of the US $300,000 amended cross-currency interest rate agreements. Other long-term liabilities include the long-term portion of the Company’s employee benefit plans of $172,951, the non-current portion of CRTC benefit obligations, including the amount assumed on acquisition, of $174,078 and other liabilities totaling $21,551. The total benefit costs expensed under the Company’s defined benefit pension plans were $10,632 (2010 — $7,330) and $20,495 (2010 — $14,661) for the three and six months ended February 28, 2011, respectively.
10. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.